SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 29th, 2005

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Major financial impacts of the new International Reporting Standards (IFRS) in Telefónica

Móvile’s consolidated accounts

OTHER COMMUNICATIONS

TELEFÓNICA MÓVILES, S.A.

In Madrid, March, 29, 2005

In compliance with article 82 of Law 24/1988, July 28, of the Securities Market Law and related provisions, and in order to make public as Other Communications, we hereby attached slides explaining all major financial impacts of the new International Reporting Standards (IFRS) in Telefónica Móvile’s consolidated accounts and provide, likewise, financial guidance for 2005 under the new accounting standards.

And to serve as a record for the relevant purposes this notification has been issued at the place and date indicated above.

Antonio Hornedo Muguiro

Vice Secretary of the Board of Directors and

General Counsel

TELEFÓNICA MÓVILES, S.A.

Transition to IFRS & 2005 guidance

March 29, 2005 This presentation is being broadcasted live on the Internet www.telefonicamoviles.com/investors

Telefónica Móviles S.A. Investor Relations

Safe harbour

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

Telefónica Móviles, S.A.

Investor Relations

Index

1. Scope of presentation

2. IFRS legal framework and implementation

3. Key messages

4. IFRS 1: Basis of Opening Balance Sheet

5. Analysis of material accounting changes

Reconciliations of relevant balance sheet and P&L items

6. 2005 Guidance

7. Detailed description of main impacts: Spanish GAAP vs. IFRS by accounting change

Telefónica Móviles, S.A.

Investor Relations

1 Scope of the IFRS presentation

The objective of this presentation is to describe the main changes identified in the transition from Spanish GAAP to IFRS.

Impacts contained herein are:

Preliminary, as only full compliance with International Financial Reporting Standards issued at 31/12/2005 is required. This financial information has been prepared based on the principles and regulations known to date, and on the assumption that IFRS principles presently in force will be the same as those that will be adopted to prepare the 2005 consolidated financial statement and, consequently, does not represent a complete and final reconciliation to these regulations,

Un-audited, based on restated 2004 results. Therefore, this financial information is a quantitative and summarized approximation, which is not final and may be subject to future modifications.

And related to consolidated accounts only.

Telefónica Móviles, S.A.

Investor Relations

2 IFRS legal framework and implementation

EU approved in 2002 the transition to the IFRS standards issued by the IASB

Scope

Quoted companies: 1/1/05

Non quoted companies: option local GAAP/IFRS Separate financial statements: local GAAP

Deadlines

First IFRS reporting: 31/12/05. Full compliance with IFRS issued at 31/12/05 (Obligation to present year-end 2004 Balance Sheet, P&L and reconciliations for comparative purposes).

Date of transition: 1/1/04 (opening Balance Sheet) Comparing periods: 1 year 2005 Interim results: Based on IFRS

Telefónica Móviles Group will:

Provide 2004-2008 guidance under IFRS in April, 2005 (Investors Conference)

Release 1Q05 results under IFRS in May, providing comparable data for 1Q04.

Provide comparable 2004 full year P&L & closing balance sheet in July.

Telefónica Móviles, S.A.

Investor Relations

3 Key messages

IFRS do not impact:

TEM Group’s cash flow generation

TEM Group’s commitment on dividend

Dividend payment is dependent on Telefónica Móviles, S.A. results and distributable reserves, which are not subject to IFRS application

TEM Group’s value

TEM Group’s future cash tax payments

Tax is paid on statutory separate accounts, not IFRS accounts

Telefónica Móviles, S.A.

Investor Relations

4 IFRS 1: Basis of Opening Balance Sheet

First-time adoption rules, exemptions and options

General principle

Full retrospective application of all IFRS accounting policies in force at 31/12/05 to prepare its opening Balance Sheet at the date of transition: January 1, 2004.

All adjustments required shall be recognised in Equity:

Recognise assets & liabilities that IFRS requires

Derecognise assets & liabilities that IFRS does not allow

Classify and measure all assets & liabilities in accordance with IFRS

IFRS1 Exemptions and Options

TEM has used some of the exemptions in IFRS1 to prepare the opening Balance Sheet. The most significant are:

Date of transition to IFRSs: 1/1/2004

Past Business Combinations

Revaluation as deemed cost

Cumulative Translation Differences

Share-based payment transactions

Telefónica Móviles, S.A.

Investor Relations

4 IFRS 1: Basis of Opening Balance Sheet Selected exemptions and options

First time adoption of IAS 32, 39 & IFRS 4

Transition date for all standards, including IAS 32, 39 & IFRS4, is 1/1/2004.

Business Combinations

TEM has chosen not to apply IFRS3 retrospectively to business combinations that occurred before the date of transition. No restatement and goodwill is tested for impairment at the date of transition.

TEM elected to apply IAS 21 retrospectively to fair value adjustments and goodwill arising in all business combinations that occurred before the date of transition. Fair value adjustments and goodwill in foreign subsidiaries are accounted for in local currency and translated into € at closing fx.

Revaluation as deemed cost

TEM has chosen to use previous GAAP revaluations(i.e, inflation adjustments) as deemed cost for Property, Plant and Equipment, Investment Properties and those Intangible Assets that meet the revaluation criteria. Previous carrying amounts remain unchanged opening Balance Sheet under IFRS.

Cumulative translation differences

TEM has elected not to apply IAS 21 to cumulative translation differences existing at the date of transition. Cumulative translation differences are deemed to be zero in the opening Balance Sheet under IFRS.

Share-based payment transactions

TEM has decided not to apply IFRS2 to equity instruments granted on, or before, November 7, 2002.

Telefónica Móviles, S.A.

Investor Relations

5 Analysis of material accounting changes

Transition to IFRS leads to two types of adjustments:

1. Measurement adjustments: as the recognition and measurement requirements set out by IFRSs differ in some aspects from previous Spanish GAAP.

2. Presentation adjustments: related to changes in classification between line items within the Balance Sheet or the Income Statement.

Telefónica Móviles, S.A.

Investor Relations

5 Analysis of material accounting changes Reconciliation of Equity under IFRS

MM€

As of December 31, 2004

Consolidated Shareholder’s equity under Spanish GAAP 4,719.9

Goodwill and fair value adjustments in business combinations (733.6) Capitalised costs (start-up costs & cost associated to the issue of capital) (220.4) Income taxes (121.0) Inflation adjustment (Hyperinflation economies) (99.8) Financial instruments (measurement & recognition) (6.5) Revenue recognition (30.8) Others 13.8

Total adjustments (1,198.4)

Parent shareholder’s equity under IFRS 3,521.5

Minority interests (86.1)

Consolidated shareholder’s equity under IFRS 3,435.4

Telefónica Móviles, S.A.

Investor Relations

5 Analysis of material accounting changes Reconciliation of Net Debt under IFRS

MM€

Consolidated 2004 Net debt under Spanish GAAP 8,176.4

Financial instruments measurement 159.0

Total adjustments 159.0

Consolidated 2004 Net debt under IFRS 8,335.4

Telefónica Móviles, S.A.

Investor Relations

5 Analysis of material accounting changes Reconciliation of 2004 P&L metrics under IFRS

Measurement adjustments

FY 2004 MM€ Spanish GAAP Goodwill & Business Combinations Financial Instruments Income Taxes Revenue Recognition Capitalised costs Inflation Adjustm. Others Presentation adjustments IFRS

Revenues 11,828 - - - (35.3) - (48.7) - - 11,744

Operating Income before D&A 4,701 - 2.6 - (9.0) (8.3) (3.9) (4.6) (100.2) 4,578

Operating income 3,090 (32.0) 2.6 - (9.0) 77.8 28.6 (3.1) (100.2) 3,055

Net income 1,634 51.5 14.2 27.2 (7.1) 53.7 (60.0) (13.9) 0.0 1,700

Higher amortization due to the straight-line amortisation of Administrative concessions Goodwill is no longer amortized

Deferred taxes under IFRS

Lower D&A

Mexico, Chile & Peru are not qualified as hyperinflationary under IFRS.

From extraordinary income/expense below Operating Profit to ordinary income/expense above Operating Profit

Telefónica Móviles, S.A.

Investor Relations

6 Strategic priorities for 2005

SPAIN (TME)

Preserving leadership in terms of quality, new services & profitability, fostered by a UMTS differentiated deployment in a high competitive market

LATAM

Brazil: capture best-quality growth opportunities, both geographically and by segments while defending market share from aggressive competition

Mexico: reinforcing #2 position in the market by capturing strong customer growth

Other key markets: Argentina & Colombia focused on growth, Venezuela & Chile focused on increasing profitability

Integration of BS operations

Capturing strong growth opportunities & preserving competitive positions in our markets while improving cash-flow generation

Telefónica Móviles, S.A.

Investor Relations

6 TEM Group 2005 guidance under IFRS

In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2005.

Group Revenues (MM€)

33%-36%

11,744

2004 Reported1

2005E2

TME revenue growth >6%

(€8,192MM in 2004)

Group Operating income before D&A (MM€)

26%-29%

23%-26% 4,678 4,578

+100

2004 Reported1

2004 Adjusted for guidance

2005E2

TME’s operating margin in 2005: high 40s (50.8% in 2004)

Vivo’s operating margin: low 30s in 2005 (32.3% in 2004)

TM Mexico’s operating losses before D&A slightly above €100MM

(€147MM€ in 2004)

1 2004 Reported figures under IFRS. Includes TM Chile from August 2004 and Bellsouth’s Latam operations in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay & Venezuela from November 2004.

In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses, amounting to 100MM€ in 2004. Personnel restructuring costs and Real Estate are included as operating revenues/expenses.

Operating margin: operating income before D&A/Revenues.

2 All projections refer to local currency (constant exchange rates) and exclude changes in consolidation other than assets acquired to BellSouth in Argentina & Chile in 2005.

Guidance does not imply linear growth during the year. Based on last year’s performance and on different growth patterns by region expected in 2005, quarterly growth rates during the year will not be uniform.

Telefónica Móviles, S.A.

Investor Relations

6 TEM Group 2005 guidance under IFRS

In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses not foreseeable in 2005.

Group Operating Income (MM€)



14%-17%
10%-13%
3,055
3,155
+100
2004
Reported¹
2004
Adjusted
for guidance
2005E²

Group Capex (MM€)



1,618
≈ 2,000
2004
Reported¹
2005E²

[1] 2004 Reported figures under IFRS. Includes TM Chile from August 2004 and Bellsouth's Latam operations in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay & Venezuela from November 2004.
In terms of guidance calculation, Operating Income before D&A and Operating Income exclude other exceptional revenues/expenses, amounting to 100MM€ in 2004. Personnel restructuring costs and Real Estate are included as operating revenues/expenses.

[2] All projections refer to local currency (constant exchange rates) and exclude changes in consolidation other than assets acquired to BellSouth in Argentina & Chile in 2005.

Guidance does not imply linear growth during the year. Based on last year's performance and on different growth patterns by region expected in 2005, quarterly growth rates during the year will not be uniform.

Telefónica Móviles

Telefónica Móviles, S.A.
Investor Relations

15

6 TEM Group 2004 Proforma under IFRS

TEM GROUP

PROFORMA

Includes from January 1st, 2004:

Telefónica Móvil Chile (acquired in July, 2004)

8 companies acquired to BS in October 2004 and incorporated in November 2004 (Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay & Venezuela) Companies acquired to BS in Argentina & Chile in January, 2005

Revenues

(MM€)

14,044 2,300 11,744

2004 BS & 2004

Reported Chile Proforma

Operating income before D&A (MM€)

775 5,353 4,578

2004 BS & 2004

Reported Chile Proforma

Telefónica Móviles, S.A.

Investor Relations

Appendix:

Detailed description of main impacts: Spanish GAAP vs. IFRS by accounting change

Telefónica Móviles, S.A.

Investor Relations

7 Spanish GAAP vs. IFRS by accounting change

1. Measurement adjustments (I)

GOODWILL AND FAIR VALUE ADJUSTMENTS IN BUSINESS COMBINATIONS

SPANISH GAAP

Value in the functional currency of the acquirer (€).

Amortization in useful life: Concession period for licenses and 20 years, in general, for goodwill.

A method based on the estimated capacity to generate revenues may be used for amortising administrative concessions, even if it results in a progressive method.

IFRS

Valued in the functional currency of the acquired company (local currency). Translation differences charged to equity until disposal.

Goodwill and Intangible Assets with indefinite useful life are not amortized but annually tested for impairment.

A method which results in a lower amount of accumulated amortisation than under the straight-line method is not allowed for intangible assets.

IMPACT ON

NET INCOME

2004

51.5 MM€

BALANCE SHEET AS OF DECEMBER 31, 2004

EQUITY -733.6 MM€ DEBT —-

Telefónica Móviles, S.A.

Investor Relations

7 Spanish GAAP vs. IFRS by accounting change

1. Measurement adjustments (II)

FINANCIAL INSTRUMENTS

SPANISH GAAP

Assets: measured at lower of cost or market value, if lower.

Liabilities: measured at redemption amount.

Derivatives: measured at cost or market value, if lower, and disclosure requirements.

Hedge Accounting: no specific rules.

Derecognition of financial assets: when expired or sold.

Exchange differences arising in intercompany loans are eliminated in consolidation against cumulative translation differences.

IFRS

Assets and liabilities are measured at fair value, or amortised cost depending on the categories.

Derivatives: measured at fair value and changes against P&L unless hedging cash flows.

Hedge Accounting: specific requirements must be met, mainly related to formal designation and documentation and relating to effectiveness.

Derecognition of financial assets: stricter rules, based on the transfer of risks and rewards of ownership of the asset.

Exchange differences remain in consolidated profit or loss, unless the loan is considered as permanent investment in a foreign operation

IMPACT ON

NET INCOME

2004

14.2 MM€

BALANCE SHEET AS OF DECEMBER 31, 2004

EQUITY -6.5 MM€ DEBT 159.0 MM€

Telefónica Móviles, S.A.

Investor Relations

7 Spanish GAAP vs. IFRS by accounting change

1. Measurement adjustments (III)

INCOME TAXES

SPANISH GAAP

Calculated with the Net Income approach.

Permanent and timing differences arising from revenues and expenses.

Increases in Fair Value adjustments do not generate deferred taxes

IFRS

Calculated with the Balance Sheet approach.

Temporary differences arising from different accounting and tax values of assets and liabilities.

Fair Value adjustments that have no effect on the tax basis of an item, involve the initial recognition of a deferred tax assets or liability.

IMPACT ON

NET INCOME

2004

27.2 MM€

BALANCE SHEET AS OF DECEMBER 31, 2004

EQUITY -121.0 MM€ DEBT —-

Telefónica Móviles, S.A.

Investor Relations

7 Spanish GAAP vs. IFRS by accounting change

1. Measurement adjustments (IV)

REVENUE RECOGNITION AND MULTIPLE ELEMENTS ARRANGEMENTS

SPANISH GAAP

Connection fees: recognised on activation.

No specific requirements for unbundling. The general principles apply: accrual and matching of costs and revenues.

Revenues on the sale of equipment are recognised when sold to a third party, even dealers.

IFRS

Connection fees: deferred over the estimated remaining period of relationship with the client.

Multiple element arrangements shall be broken down into their components according to their relative fair values.

Revenues on the sale of equipment are recognised when sold to the final customer

IMPACT ON

NET INCOME

2004

-7.1 MM€

Telefónica Móviles, S.A. Investor Relations

BALANCE SHEET AS OF DECEMBER 31, 2004

EQUITY -30.8 MM€ DEBT —-

7 Spanish GAAP vs. IFRS by accounting change

1. Measurement adjustments (V)

CAPITALISED COSTS

SPANISH GAAP

Certain costs can be capitalised as assets and deferred over a stated period such as:

Start up costs, over 5 years.

Costs associated to the issue of capital, over 5 years.

Research costs may be capitalized if certain requirements are met.

IFRS

Costs that do not meet the definition of asset cannot be capitalised

Start up costs are expensed as incurred.

Cost associated to the issue of capital are deducted from equity.

Research costs are expensed as incurred.

IMPACT ON

NET INCOME

2004

53.7 MM€

BALANCE SHEET AS OF DECEMBER 31, 2004

EQUITY -220.4 MM€ DEBT —-

Telefónica Móviles, S.A. Investor Relations

7 Spanish GAAP vs. IFRS by accounting change

1. Measurement adjustments (VI)

INFLATION ADJUSTMENT (HYPERINFLATION ECONOMIES)

SPANISH GAAP

For accounting purposes, it is understood that the inflation adjustment shall be made in those companies where the adjustment is made under local GAAP.

IFRS

There are certain indicators, qualitative and quantitative, to qualify an economy as hyperinflationary in order to apply the inflation adjustment.

Cumulative inflation rate over three years has to approach, or exceed, 100% to qualify as hyperinflationary economy.

IMPACT ON

NET INCOME

2004

-60.0 MM€

BALANCE SHEET AS OF DECEMBER 31, 2004

EQUITY -99.8 MM€ DEBT —-

Telefónica Móviles, S.A. Investor Relations

7 Spanish GAAP vs. IFRS by accounting change

2. Presentation adjustments (I)

MINORITY INTERESTS

SPANISH GAAP

The minority interests share on subsidiaries shall be presented in a separate line outside equity.

IFRS

The minority interests share on subsidiaries shall be presented within equity, separately from the parent shareholders’ equity.

IMPACT ON

BALANCE SHEET AS OF DECEMBER 31, 2004

EQUITY DEBT

-86.1 MM€ —

Reclassification from Spanish GAAP to IFRS: -57.1 MM€ Impact of the rest of IFRS adjustments: -29 MM€

Telefónica Móviles, S.A. Investor Relations

7 Spanish GAAP vs. IFRS by accounting change

2. Presentation adjustments (II)

EXTRAORDINARY ITEMS

SPANISH GAAP

Gains and losses which are of a nature different from those of the ordinary course of business and are not expected to occur frequently, shall be classified as “extraordinary” items in the Income Statement.

Restructuring personnel costs are classified as extraordinary

IFRS

No items can be classified as “extraordinary” in the Income Statement and in notes. All items of income and expense are deemed to arise from an entity´s ordinary activities.

Restructuring personnel costs are classified as operating under the personnel expenses caption

NO IMPACT IN NET INCOME OR EQUITY

Telefónica Móviles, S.A.

Investor Relations

www.telefonicamoviles.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: March 29th, 2005	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel